PROSPECTUS SUPPLEMENT NO. 5                 FILED PURSUANT TO RULE 424(B)(3)
TO THE PROSPECTUS DATED JANUARY 24, 1997,        REGISTRATION NO.: 333-01926
AS SUPPLEMENTED TO DATE



                                      715 SHARES

                                 CLASS B COMMON STOCK

    This Prospectus Supplement No. 5 relates to the issuance by Doctors Health System, Inc., a Maryland corporation ("Doctors Health") of 715 shares of its Class B Common Stock, par value $.01 per share (the "Class B Common Stock") pursuant to the Primary Care Participation Agreement (the "Participation Agreement") to be entered into among Manuel J. Sevilla ("Physician"), and Doctors Health. This Prospectus Supplement should be read in conjunction with the Prospectus dated January 24, 1997 and the Prospectus Supplement No. 1 dated March 10, 1997 which contains the Company's Quarterly Report on Form 10-Q for the period ended December 31, 1996.

    Doctors Health's principal executive office is located at 10451 Mill Run Circle, Tenth Floor, Owings Mills, Maryland 21117, telephone number (410) 654-5800. IPA's principal executive office is located at 10451 Mill Run Circle, Tenth Floor, Owings Mills, Maryland 21117 telephone number (410) 654-5800.

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT DOES NOT CONSTITUTE AN OFFER OF ANY PERSON TO EXCHANGE OR SELL, OR A SOLICITATION FROM ANY PERSON OF AN OFFER TO EXCHANGE OR PURCHASE, THE SECURITIES OFFERED BY THIS PROSPECTUS SUPPLEMENT IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT NOR ANY DISTRIBUTION OF THE SECURITIES TO WHICH THIS PROSPECTUS SUPPLEMENT RELATES SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED THEREIN IS CORRECT AT ANY TIME SUBSEQUENT TO THE DATE HEREOF.
                                   _______________

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                   _______________

    See "Risk Factors" on page S-2 for certain information that should be considered in connection with an investment in securities of Doctors Health.

    The date of this Prospectus Supplement is March 27, 1997.

                                     RISK FACTORS

FINANCIAL PERFORMANCE OF DOCTORS HEALTH

    Doctors Health has a limited operating history and for the fiscal year ended June 30, 1996 and the six months ended December 31, 1996, recorded a net loss of approximately $6.6 million and $6.7 million, respectively. Doctors Health is likely to record a net loss for the fiscal year ending June 30, 1997. There can be no assurance that following consummation of this transaction Doctors Health will earn operating profits.

RISK FACTORS SET FORTH IN THE PROSPECTUS DATED JANUARY 24, 1997


    The Risk Factors set forth in the Prospectus are incorporated herein by reference and should be read carefully by investors.

PROPOSED PARTICIPATION AGREEMENT BETWEEN DOCTORS HEALTH AND MANUEL J. SEVILLA

    The following description of the transactions contemplated by the Participation Agreement does not purport to be complete and is qualified in its entirety by reference to the Participation Agreement, a copy of which is attached to this Prospectus Supplement as Annex A and is incorporated herein. Physician is urged to read the Participation Agreement in its entirety.

GENERAL

    Pursuant to the Participation Agreement, (i) Physician agrees to participate in the managed care agreements that Doctors Health enters into with payors who have contracted with Doctors Health with respect to HMO managed care products ("DHS HMO Plans"), (ii) Physician agrees to provide eligible persons who elect to enroll in DHS HMO Plans (each, a "DHS HMO Member") with those primary care services customarily provided by primary care physicians, as may be required by the DHS HMO Plans, (iii) Physician will be paid a signing bonus of $25,025 upon execution of the Participation Agreement and satisfactory credentialling of Physician by DHS, and (iv) DHS will issue 715 shares of its Class B Common Stock as a signing bonus. The shares of Class B Common Stock and the cash payments will be made following execution of the Participation Agreement, satisfactory credentialling of Physician and delivery of Physician's financial statements and Medicare patient list to Doctors Health.

ACCESS TO DOCTORS HEALTH SERVICES; CREDENTIALLING

    Pursuant to the Participation Agreement, Doctors Health agrees to provide to Physician, once Physician has 100 DHS Members in his medical practice and at no cost to Physician, access to the managed care component of Doctors Health's information system, which offers patient registration, referral tracking and management and data management capabilities. Doctors Health will also undertake to credential Physician, at no cost to Physician. Pursuant to the Participation Agreement, Physician agrees to cooperate with the Doctors Health credentialling and review process at no cost to Physician.

EXCLUSIVE PARTICIPATION ARRANGEMENT

    Pursuant to the Participation Agreement, Physician agrees to participate in the managed care agreements that Doctors Health enters into with DHS HMO Plans. Physician is required pursuant to the Participation Agreement to cooperate with Doctors Health in accepting DHS HMO Members under the DHS HMO Plans, and agrees not to participate or contract with any other HMO or other payor offering managed care or other risk-type plans directly or indirectly; provided, however, that if Doctors Health chooses not to pursue a contract with an identified HMO or is unable to negotiate such a contract within a commercially reasonable time period, Physician shall be free to pursue a contract with the identified HMO.

CAPITATION RATES; BONUS POOL

    The Participation Agreement provides that DHS will determine the commercial and Medicare primary care base capitation rates using their good faith best efforts to reflect the prevailing market rate for the county and city in which Physician provides covered services (the "Primary Care Base Capitation Rates"). The Primary Care Base Capitation Rates may be adjusted for age and sex of the DHS HMO members. The Primary Care Base Capitation Rate shall be adjusted by an amount up to ten percent each based upon (i) a formula for Commercial HMO Members taking into account certain factors as capitation panel size, DHS membership growth, scheduled office hours and service and medical care coordination considerations; and (ii) a formula for Medicare HMO Members taking into account the number of HMO Members served by Physician's medical practice. The Commercial and Medicare formulas are set forth on Exhibit D-21 of the Participation Agreement. All payments of the Primary Care Base Capitation Rates will be made by Doctors Health directly to Physician, by the fifth day of the month for the prior month's enrollment. Physician agrees pursuant to the Participation Agreement not to seek or collect or accept any reimbursement from DHS HMO Members or the DHS HMO Plans for any covered services provided to DHS HMO Members, except for co-payments and coinsurance.

    The Participation Agreement also provides that Physician may participate in a bonus pool established by Doctors Health's affiliated physicians. The amount of bonus awards are determined according to Doctors Health's primary care bonus system, rewarding high clinical quality, appropriate utilization, patient satisfaction and retention and the extent of cooperation with other participating physicians and Doctors Health. Based upon these factors, Physician may receive a bonus based upon the surplus generated in Physician's panel of DHS HMO Members, after managed care expenses, up to a maximum of 25% of all Primary Care Base Capitation payments received by Physician that year or the limits provided by applicable health care regulations. Bonus awards for a calendar year, if any, will be paid by April of the following year. There can be no assurance that a bonus will be paid in any given year or, if paid, as to the amount of any bonus. A copy of IPA's bonus system for primary care physicians is on file at the offices of Doctors Health and will be made available at the request of Physician.

    The Participation Agreement also provides that Physician may participate in a bonus pool established by Doctors Health's affiliated physicians. The amount of bonus awards are determined according to Doctors Health's primary care bonus system, rewarding high clinical quality, appropriate utilization, patient satisfaction and retention and the extent of cooperation with other participating physicians and Doctors Health. Based upon these factors, Physician may receive a bonus based upon the surplus generated in Physician's panel of DHS HMO Members, after managed care expenses, up to a maximum of 25% of all Primary Care Base Capitation payments received by Physician that year or the limits provided by applicable health care regulations. Bonus awards for a calendar year, if any, will be paid by April of the following year. There can be no assurance that a bonus will be paid in any given year or, if paid, as to the amount of any bonus. The DHS Bonus Point System for Primary Care Physicians is set forth on Exhibit F-23 of the Participation Agreement attached as Annex A. A copy of IPA's bonus system for primary care physicians is on file at the offices of Doctors Health and will be made available at the request of Physician.

OBLIGATIONS OF PHYSICIAN

    Pursuant to the Participation Agreement, Physician agrees to abide by and comply with the relevant provisions of the agreements between Doctors Health and the DHS HMO Plans and comply with all applicable law. Doctors Health will provide Physician with all relevant provisions that may apply to such Physician. In such connection, the Participation Agreement provides that Physician shall work cooperatively and in good faith with Doctors Health and the other Doctors Health affiliated physicians providing services to the DHS HMO members. Physicians are required to (i) prepare and maintain customary medical records for services provided to DHS HMO Members and provide Doctors Health with access to such records without charge, (ii) comply with and accept the payment conditions of the Participation Agreement, (iii) comply with managed care medical standards adopted by Doctors Health affiliated physicians as part of the arrangements with the DHS HMO Plans, and (iv) cooperate with Doctors Health's efforts to contact eligible Medicare and adult medicine patients in Physician's practice, including providing mailing lists and the use of Physician's name in correspondence, and (v) sign and submit in a timely manner authorizations, consents, encounter data and other forms adopted by IPA.

    Pursuant to the Participation Agreement, Physician will own and operate all aspects of his medical practice and will remain responsible for all operations of the medical practice, including all patient treatment decisions and employee, office, lease and financial affairs. Doctors Health is not engaged in the practice of medicine and will not interfere in any patient treatment decisions. The Participation Agreement provides an agreement by Physician not to differentiate or discriminate in the treatment of patients as to the quality of services delivered because of race, sex, age, religion, place of residence, health status or source of payment. Physician is required to make arrangements for 24 hour seven day per week coverage to DHS HMO Members through other primary care physicians who participate in the Doctors Health provider network.

    Doctors Health will provide to Physician a list of other physicians and other health care providers who provide medical services in the Doctors Health provider network. Other than in cases of a bona fide emergency, the Participation Agreement requires Physician to utilize the Doctors Health provider network when arranging for additional medical services required by DHS HMO Members. Doctors Health may use Physician's name, specialty, telephone number and business location in marketing, descriptive and other information relating to the DHS HMO Plans. The Participation Agreement provides that Physician may be precluded from participating in a DHS HMO product by one of the DHS HMO Plans. In such event, Doctors Health will notify Physician, in writing, within 30 days of learning of such an action, and will assist Physician, if requested, in seeking to overturn such an action.

EXISTING PRIMARY CARE CAPITATION CONTRACTS

    The Participation Agreement provides that if Physician is a party, directly or indirectly, to any primary care capitation contract, Physician must notify Doctors Health of such contract and must use his commercially reasonable best efforts to assist Doctors Health in replacing such contract with a DHS HMO Plan, provided that the payment terms of such DHS HMO Plan are at or above the payment terms of such existing contract.

QUALITY ASSURANCE/UTILIZATION REVIEW PROGRAMS

    Pursuant to the Participation Agreement, Physician will participate in all utilization review, quality assurance and credentialling programs operated by Doctors Health to assure or improve the quality and effective utilization of health care services to the DHS HMO Members. In such connection, Physician agrees (i) not to hold Doctors Health or any other participants in such quality assurance/utilization review programs responsible for reasonable recommendations made or actions taken in good faith with respect to Physician, and (ii) to participate in all programs developed by Doctors Health that are designed to resolve DHS HMO Member grievances.

DHS PROTOCOLS

    Pursuant to the Participation Agreement, Physician agrees to follow the protocols and practice procedures which have been developed by Doctors Health's affiliated physicians which are applicable to physician participants in the Doctors Health provider network. In such connection, if Physician should ever deem any aspect of such protocols to be medically inappropriate or otherwise inappropriate for utilization, Physician may notify Doctors Health in writing with sufficient specificity to enable Doctors Health to respond to Physician's concerns.

TERM; TERMINATION

    The Participation Agreement will terminate five years from its effective date unless earlier terminated pursuant to its terms.

    Doctors Health may terminate the Participation Agreement by notice in writing to Physician (i) if Physician materially breaches the Participation Agreement and such breach continues for 30 days after written notice is given to Physician by Doctors Health specifying the nature of such breach, or (ii) for "good cause." The Participation Agreement defines "good cause " to mean the occurrence of any one of the following: (a) Physician's membership in any professional organization is terminated for cause related to professional conduct, or Physician resigns from any professional organizations under the threat of disciplinary action for professional conduct, (b) Physician is indicted for a charge of committing a felony or any misdemeanor involving moral turpitude, (c) Physician fails to comply with rules, regulations and policies imposed with regard to Medicare programs or fails to preserve his or her eligibility to participate in Medicare programs, (d) physician fails to comply with any material Doctors Health protocols, (e) Physician takes any action which puts a DHS HMO Member's health at risk, or (f) Physician loses his or her license or certificate to practice medicine.

    Physician may terminate the Participation Agreement upon 90 days written notice to Doctors Health if Doctors Health fails to perform its obligations to Physician to pay any amounts required to be paid by Doctors Health to Physician.

MAINTENANCE OF LIABILITY INSURANCE

    The Participation Agreement provides that Physician must maintain, at his expense, general and professional liability insurance coverage of not less than $1 million per claim and $3 million per year. Physician is required pursuant to the Participation Agreement to provide Doctors Health with copies of such policies or other evidence of compliance with such insurance requirements and is required to notify Doctors Health of any changes or cancellations to any such policy. In the event of a cancellation of a policy, Physician is required to purchase an extension of coverage endorsement within 10 days of written notice of discontinuance and must provide Doctors Health with a copy of such endorsement. Pursuant to the Participation Agreement, Physician must also notify Doctors Health promptly when any patient of Physician files a claim or any notice of intent to commence legal action alleging professional negligence against Physician, or of the settlement of any such claim, or if a judgment is entered against Physician in any such claim.

                            RESALE OF CLASS B COMMON STOCK

    The shares of Class B Common Stock offered by this Prospectus Supplement have been registered under the Securities Act of 1933, as amended. The shares will be subject to the Stockholders Agreement attached hereto as Annex B and therefore, will not be freely transferable. In addition, there is no public market for the Class B Common Stock.

                                    LEGAL MATTERS

    The validity of the Class B Common Stock offered hereby have been passed upon for the Company by Venable, Baetjer and Howard, LLP, Baltimore, Maryland.

                                       ANNEXES

    Annex A - Participation Agreement between Doctors Health System, Inc. and Manuel J. Sevilla

    Annex B - Stockholders Agreement dated January 31, 1997 (delivered to Physician as Prospectus Supplement No. 2)

                                       ANNEX A

                         PRIMARY CARE PARTICIPATION AGREEMENT

1. This PARTICIPATION AGREEMENT is entered into on __________________, 1997 (the "Effective Date") by DOCTORS HEALTH SYSTEM, INC. ("DHS") and the PHYSICIAN whose name appears below.
2. DHS agrees to arrange for the provision of various management, administrative and support services in connection with managed care contracting, including contracting, marketing, care management and information systems support. (For a description of these services see EXHIBIT A-2 attached.)
3. Physician or the Physician's group practice entity, if the Physician participates as a partner or employee of a group practice entity, will be paid a SIGNING BONUS in part cash and part shares of DHS Class B Common Stock, as set forth on EXHIBIT B-3 attached hereto and made a part hereof. This payment will be made upon execution of this Agreement, satisfactory credentialing of Physician by DHS and provision of Physicians' financial statements and Medicare patient list and is subject to modification to the extent the information received by DHS differs from the information provided on EXHIBIT B-3. This payment is made based upon Physician's assurance to DHS that he/she is an actively practicing primary care physician who intends to enter into a cooperative relationship with other DHS affiliated physicians to manage care to DHS HMO Members.
4. This Agreement will expire five (5) years from the Effective Date of this Agreement (the "TERM"), unless earlier terminated pursuant to the terms hereof.
5. DHS agrees to provide Physician, once Physician has at least 100 DHS Members, at no cost to the Physician, access to the DHS Information System managed care components, offering Enrollment, Eligibility, Referral Management and Data Management capabilities.
6. Physician agrees to provide to eligible persons who elect to enroll in an HMO managed care product offered by any Payor who has contracted with DHS (the "DHS HMO PLANS") those primary care services customarily provided by primary care physicians to eligible patients, as may be required by the DHS HMO Plans. These patients are referred to in this Agreement as the "DHS HMO MEMBERS".
7. DHS will credential Physician. Physician agrees to cooperate with the DHS credentialing and review process, all at no cost to Physician.
8. Physician agrees to participate in the managed care agreements that DHS enters into with DHS HMO Plans. Physician agrees to cooperate with DHS in accepting DHS HMO Members under the DHS HMO Plans, and agrees not to participate or contract with any other HMO or other payor offering managed care or other risk type plans directly or through another similar entity or other IPA. However, if DHS chooses not to pursue a contract with an identified HMO or is unable to negotiate such a contract within a commercially reasonable period, Physician shall be free to pursue a contract with the identified HMO.
9. If Physician, as of the Effective Date, is a party (directly or indirectly through another similar entity or IPA) to any primary care capitation contract (each an "Existing Primary Care Capitation Contract"), Physician agrees to notify DHS of such Existing Primary Care Capitation Contract. Physician agrees to use his or her commercially reasonable best efforts to assist DHS in replacing such Existing Primary Care Capitation Contract with a DHS HMO Plan, provided the payment terms to the Physician under the DHS HMO Plan are at or above the payment terms of the Existing Primary Care Capitation Contract. Until DHS is able to replace the Existing Primary Care Capitation Contract with a DHS HMO Plan, the Physician shall be free to renew the Existing Primary Care Capitation Contract for additional one year terms.
10. Physician agrees to abide by and comply with the relevant provisions of the agreements between DHS and the DHS HMO Plans. DHS provide all relevant provisions that may apply to Physician.

11. Physician agrees to work cooperatively and in good faith with DHS and the other DHS affiliated physicians providing services to the DHS HMO Members. To this end, Physician will use all reasonable efforts to:
    - Prepare and maintain customary medical records for services provided to DHS HMO Members and provide the IPA with access to such records without charge. DHS agrees that all patient records will be treated as confidential and will comply with laws and regulations related to confidentiality and all ethical standards for physicians regarding the confidentiality of patient records.
    -    Comply with and accept payment conditions of this Agreement.
    - Comply with managed care medical standards adopted by DHS affiliated physicians as part of arrangements with the DHS HMO Plans.
    - Cooperate with DHS' efforts to contact eligible Medicare and adult medicine patients in Physician's practice, including providing mailing lists and use of Physician's name in correspondence.
    - Sign and submit in a timely manner authorizations, consents, encounter data and other forms adopted by DHS.
    - Comply with DHS policies and guidelines which DHS provides to physician.
12. Physician will participate in all utilization review, quality assurance and credentialing programs operated by DHS and the IPA to assure or improve the quality and effective utilization of health care services to the IPA HMO Members ("QA/UR PROGRAMS"). Physician agrees not to hold DHS and other participants in the QA/UR Programs responsible for any reasonable recommendations made or actions taken in good faith with respect to Physician. Physician will participate in all programs developed by DHS that are designed to resolve DHS HMO Member grievances.
13. Physician agrees not to differentiate or discriminate in the treatment of patients as to the quality of services delivered to DHS HMO Members because of race, sex, age, religion, place of residence, health status or source of payment, and to observe, protect and promote the rights of DHS HMO Members as patients.
14. Physician will in good faith make arrangements, with the support of Physician's assigned DHS representative, for twenty-four hours, seven days a week coverage to DHS HMO Members through other primary care physicians who participate in the DHS provider network to the extent the DHS provider network is adequate to provide such coverage in Physician's service area.
15. Physician agrees to respond within seven (7) days of receipt to any written inquiry from DHS regarding services provided to DHS HMO Members or any other matters relating to this Agreement, subject to all laws regarding the confidentiality of medical records,.
16. DHS will provide to Physician a list of other physicians and other health care providers who provide medical services in the DHS provider network. Other than in cases of a bona-fide medical emergency or where DHS and the Physician have agreed the DHS provider network is insufficient, Physician agrees to utilize the DHS provider network when arranging for additional medical services required by DHS HMO Members.
17. DHS' affiliated physicians have developed protocols and practice procedures applicable to fellow physician participants in the DHS provider network (the "DHS PROTOCOLS"). Physician agrees to follow the DHS Protocols when treating DHS HMO Members. If Physician should ever deem any aspect of the DHS Protocols to be medically inappropriate or otherwise inappropriate for utilization by Physician, Physician may notify DHS in writing, with sufficient specificity to enable DHS to respond to Physician's concerns.
18. Physician will own and operate all aspects of his or her medical practice and will remain responsible for all operations of the medical practice, including all patient treatment decisions and employee, office, lease and financial affairs. DHS is not engaged in the practice of medicine and will not interfere in any patient treatment decisions.
19. DHS may use Physician's name, specialty, telephone number(s), and business location(s) in marketing, descriptive, and other information relating to the DHS HMO Plans, and will include Physician as a member of the DHS provider network during this Agreement. Physician may nonetheless be precluded from participating in a DHS HMO Product by one of the DHS HMO Plans. In such an event, DHS will notify Physician, in writing, within 30 days of learning of such an action, and will assist Physician, if requested, in seeking to overturn such an action.
20. During the calendar year 1997, DHS will pay to Physician, and Physician agrees to accept from DHS as compensation for all covered services provided by Physician to DHS HMO Members the Primary Care Base Capitation Rates as shall be set forth on EXHIBIT C-20 to be attached hereto and made a part hereof. For calendar year 1998 and beyond, DHS shall establish in cooperation with DHS participating primary care physicians a Primary Care Base Capitation Rate that shall reflect at least the prevailing market rate for the county or city in which the Physician provides covered services.
21. The Primary Care Base Capitation Rates may be adjusted for age and sex of the DHS HMO Members. The Primary Care Base Capitation Rates will be INCREASED by an amount up to ten percent (10%) (the "Capitation Rate Modifier"), according to a Medicare and Commercial formula established by DHS as set forth on EXHIBIT D-21 attached hereto and made a part hereof.
22. Physician will, in addition to the Primary Care Capitation payment, be paid on a fee for service basis for certain identified services (as set forth on EXHIBIT E-22 attached) which are not considered covered services according to the DHS fee schedule that will be approximately equal to cost and less than alternative specialist expenditures.
23. In order to provide economic incentives for Physicians to provide the best possible health care to DHS HMO Members while fostering efficiencies in utilization and quality assurance, DHS' affiliated physicians have established, and Physician will participate in, a BONUS POOL. The amount of bonus awards are determined according to DHS' primary care bonus point system, rewarding high clinical quality, appropriate utilization, patient satisfaction and retention and the extent of cooperation with other participating physicians DHS. Based upon this system, DHS will fund a primary care physician bonus pool which will be credited with 25% of the managed care surplus remaining after deduction of the actual costs associated with the provision of managed care services. The Physician will receive a bonus based upon the net surplus in the bonus pool that is generated in Physician's panel of DHS HMO Members up to the limits permitted by applicable health care regulations. The Primary Care Capitation Rates for any year are guaranteed and never charged or offset for any losses. Losses are the sole responsibility of DHS. Bonus Awards for calendar year 1996 will be paid by DHS in April of 1997. Awards for calendar year 1997 will be made in April of 1998 etc. (The DHS "Bonus Point System" for Primary Care Physicians is set forth on EXHIBIT F-23 attached hereto and made a part hereof.)
24. All Payments of the Primary Care Capitation Rate will be made by DHS directly to Physician, by the fifth business day of each month for the prior month's enrollment. The Capitation Rate Modifier will be calculated at the beginning of each quarter and used to determine the following quarters' Primary Care Capitation Rate. (For an illustration of the flow of the healthcare dollar and an example of the PCP compensation model, see EXHIBIT G-24 and EXHIBIT H-24 (attached), respectively.)
25. Physician understands that DHS will be paid by the DHS HMO Plans for all services provided by Physician to DHS HMO Members.
26. Physician agrees not to bill or collect any reimbursement from DHS HMO Members or the DHS HMO Plans unless the service provided was not a covered service under the DHS HMO Plan and the DHS HMO Member was given prior written notice that the services would not be covered. However, Physician may charge, bill, collect and keep from DHS HMO Members any copayments or coinsurance. Physician agrees that, whether or not there is any unresolved dispute for payment, under no circumstances, including but not limited to nonpayment by DHS or DHS insolvency, will Physician make any claims, other than for copayments or coinsurance, against any DHS HMO Member for covered services.
27. Physician will maintain, at his or her expense, general and professional liability insurance coverage of not less than $1,000,000 per claim and $3,000,000 per year. Physician will provide DHS with copies of the policies or other evidence of compliance with the insurance requirements. Physician will notify DHS when any patient of Physician files a claim or any notice of intent to commence legal action alleging professional negligence against Physician or of the settlement of any such claim by Physician or if a judgment is rendered against Physician in any such legal action. Physician will promptly notify DHS in writing of any changes in or cancellations of any policy of insurance maintained by Physician. If such policy is written on a claims made basis and such coverage is discontinued, Physician will purchase an "Extension of Coverage Endorsement" within ten (10) days of written notice of discontinuance and shall provide DHS with a copy of this endorsement.
28. This Agreement may be terminated by Physician upon 90 days prior written notice to DHS if DHS fails to perform its obligations to Physician or to pay any amounts required to be paid by DHS to Physician.
29. DHS may terminate this Agreement by notice in writing to Physician for good cause, or if Physician materially breaches this Agreement and such breach continues for a period of thirty (30) days after written notice is given to Physician by DHS specifying the nature of the breach. Good cause means:
    - Physician's membership in any professional organization is terminated for cause related to professional conduct, or Physician resigns from any professional organizations under the threat of disciplinary action for professional conduct.
    - Physician is indicted upon a charge of committing a felony or any misdemeanor involving moral turpitude.
    - Physician fails to comply with rules, regulations and policies imposed with regard to the Medicare programs or to preserve his or her eligibility to participate in the Medicare programs.
    -    Physician fails to comply with any material DHS Protocols.
    - Physician takes any action which puts a DHS HMO Members' health at risk.
    -    Physician loses his/her license or certificate to practice medicine.
30. To the extent required to enable DHS and the IPA to comply with Section 952 of the Medicare and Medicaid Amendments of 1980, or regulations promulgated pursuant thereto, Physician shall until the expiration of four (4) years after the furnishing of services under this Agreement, make available, upon written request, to the Secretary of Health and Human Services or the Comptroller General of the United States, or to any of their duly authorized representatives, this Agreement and such of Physician's books, documents and records as are necessary to certify the nature and extent of costs under this Agreement.

PRINTED NAME OF PHYSICIAN              PHYSICIAN




_____________________________          By:_____________________________(SEAL)
Please Attach Business Card               Manuel J. Sevilla, M.D.


                                       DOCTORS HEALTH SYSTEM, INC.




                                       By:________________________(SEAL)
                                          Stewart B. Gold, President

                                     EXHIBIT A-2

                                 SCHEDULE OF SERVICES


I.  Care Management includes:

    A. CREDENTIALING AND PROVIDER FILE MAINTENANCE. In compliance with NCQA standards, the credentialing process gathers information on our member providers, performs primary source verification, provides automatic recredentialing activities and alerts providers when items need to be renewed and/or reevaluated.
    B. REFERRAL MANAGEMENT. The DHS Referral Management Program provides for the maintenance of referral directories; authorization of DHS referrals to network providers; clinical review of referrals for appropriateness, according to DHS physician approved criteria; and tracking and reporting of referral patterns to identify outliers and encourage recommendations for change.
    C.   UTILIZATION MANAGEMENT.  The DHS Utilization Management Program
         reviews and tracks the utilization of healthcare services, particularly inpatient stays, to facilitate appropriate hospital admissions; provides recommendations for alternate site care and assists with the coordination of these services; provides clinical review of procedural necessity; and works with the physician to identify practice pattern trends.
    D. CASE MANAGEMENT. The DHS Case Management Program offers to physicians the skills of registered nurses and licensed clinical social workers in order to assist in the coordination of the care and services required by patients with catastrophic and/or chronic illnesses or injuries. The case manager works in conjunction with the physician, patient and family to identify healthcare needs, develop a plan of care, establish realistic treatment goals, coordinate and monitor necessary resources, and evaluate treatment progress.
II.  DATA MANAGEMENT.   The DHS Data Management service coordinates the receipt
     and maintenance of payor eligibility and benefit plan information. It also allows for the coordination and integration of a variety of data components to yield meaningful reports which will reflect the overall performance of a provider network, i.e., utilization, costs and quality.
III. PATIENT SERVICES. DHS provides all Participating Physicians, access to nurse triage and patient advocacy services. Through these services, specially trained nurses are available by phone to answer questions regarding access to services, treatment alternatives and self care options.
IV. THIRD PARTY ADMINISTRATION. The DHS Third Party Administration services provide for the appropriate adjudication of claims, coordination of benefits, subrogation services and integration with the reinsurance carrier.

                                     EXHIBIT B-3

                                    SIGNING BONUS


    Physician's SIGNING BONUS is based upon the following REPRESENTATIONS made by Physician:

1. Physician's gross primary care collections for the 1996 calendar year were $ 442,125.00.

2.  The number of Physician's active(1) Medicare patients is 287.

Based upon and subject to the accuracy of the information provided herein, Physician's SIGNING BONUS shall be an amount equal to :

1.  Cash in the amount of $ 23,211.00.

2.  640 shares of Class B Common Stock of Doctors Health.











------------------
(1) Patients who have made at least one office visit to Physician during the last two years.

                          EXHIBIT C-20

DOCTORS HEALTH SYSTEM
PCP COMPENSATION

DHS CAPITATION - BASE RATES

1997 PRIMARY CARE BASE CAPITATION RATES

MEDICARE


COUNTY                        AGED/ DISABLED     INSTITUTIONALIZED


   Allegany                         $26.70              $52.06
   Anne Arundel                     $36.00              $60.00
   Baltimore                        $30.36              $59.19
   Baltimore City                   $31.23              $60.00
   Calverty                         $26.15              $50.99
   Caroline                         $24.00              $46.80
   Carroll                          $26.97              $52.58
   Cecil                            $24.86              $48.48
   Charles                          $31.16              $60.00
   Dorchester                       $24.00              $46.80
   Frederick                        $24.00              $46.80
   Garrett                          $24.00              $46.80
   Harford                          $29.45              $57.43
   Howard                           $30.68              $59.82
   Kent                             $24.00              $46.80
   Montgomery                       $32.00              $60.00
   Prince Georges                   $40.62              $60.00
   Queen Anne                       $24.00              $46.80
   St. Marys                        $26.34              $51.37
   Somerset                         $24.00              $46.80
   Talbot                           $24.00              $46.80
   Washington                       $24.00              $46.80
   Wicomico                         $24.00              $46.80
   Worcester                        $24.00              $46.80


   Note:
   The base rate for IPA PCPs is the same as the DHS partner rate.
   For the Medicare IPA only PCPs, the Base Rates are the same, but the capitation rate modifier (CRM) criteria is different (see CRM section).

                                                     EXHIBIT C-20



DOCTORS HEALTH SYSTEM
PCP COMPENSATION

DHS CAPITATION - BASE RATES

1997 PRIMARY CARE BASE CAPITATION RATES

COMMERCIAL


REGION                                 $0 CO-PAY                $5 CO-PAY                $10 CO-PAY               $15 CO-PAY
------                                 ---------                ---------                ----------               ----------
Baltimore                            Male        Female       Male        Female       Male        Female       Male        Female
   0-.5                             $46.28       $46.28      $38.32       $38.32      $30.38       $30.38     $22.43       $22.43
   .5-2                             $30.67       $30.67      $27.65       $27.65      $24.64       $24.64     $21.58       $21.58
   3-5                              $21.65       $21.65      $19.59       $19.59      $17.42       $17.42     $15.25       $15.25
   6-18                             $10.45       $10.45       $9.39        $9.39       $8.40        $8.40      $7.37        $7.37
   19-39                            $12.00       $12.00      $11.00       $11.00      $10.00       $10.00      $9.00        $9.00
   40-64                            $12.00       $12.00      $11.00       $11.00      $10.00       $10.00      $9.00        $9.00
   64+                              $12.00       $12.00      $11.00       $11.00      $10.00       $10.00      $9.00        $9.00

D.C. / Suburban Maryland (2)         Male        Female       Male        Female       Male        Female       Male        Female
   0-.5                             $48.57       $48.57      $40.21       $40.21      $31.86       $31.86     $23.54       $23.54
   .5-2                             $32.19       $32.19      $29.01       $29.01      $25.85       $25.85     $22.65       $22.65
   3-5                              $22.72       $22.72      $20.46       $20.46      $18.27       $18.27     $16.01       $16.01
   6-18                             $10.97       $10.97       $9.85        $9.85       $8.81        $8.81      $7.74        $7.74
   19-39                            $13.50       $13.50      $12.50       $12.50      $11.50       $11.50     $10.50       $10.50
   40-64                            $13.50       $13.50      $12.50       $12.50      $11.50       $11.50     $10.50       $10.50
   64+                              $13.50       $13.50      $12.50       $12.50      $11.50       $11.50     $10.50       $10.50

Eastern Shore                 To Be Determined

Southern Maryland (3)
                                     Male        Female       Male        Female       Male        Female       Male        Female
   0-.5                             $48.57       $48.57      $40.21       $40.21      $31.86       $31.86     $23.54       $23.54
   .5-2                             $32.19       $32.19      $29.01       $29.01      $25.85       $25.85     $22.65       $22.65
   3-5                              $22.72       $22.72      $20.46       $20.46      $18.27       $18.27     $16.01       $16.01
   6-18                             $10.97       $10.97       $9.85        $9.85       $8.81        $8.81      $7.74        $7.74
   19-39                            $13.50       $13.50      $12.50       $12.50      $11.50       $11.50     $10.50       $10.50
   40-64                            $13.50       $13.50      $12.50       $12.50      $11.50       $11.50     $10.50       $10.50
   64+                              $13.50       $13.50      $12.50       $12.50      $11.50       $11.50     $10.50       $10.50

Western Maryland (4)                 Male        Female       Male        Female       Male        Female       Male        Female
   0-.5                             $48.57       $48.57      $40.21       $40.21      $31.86       $31.86     $23.54       $23.54
   .5-2                             $32.19       $32.19      $29.01       $29.01      $25.85       $25.85     $22.65       $22.65
   3-5                              $22.72       $22.72      $20.46       $20.46      $18.27       $18.27     $16.01       $16.01
   6-18                             $10.97       $10.97       $9.85        $9.85       $8.81        $8.81      $7.74        $7.74
   19-39                            $13.50       $13.50      $12.50       $12.50      $11.50       $11.50     $10.50       $10.50
   40-64                            $13.50       $13.50      $12.50       $12.50      $11.50       $11.50     $10.50       $10.50
   64+                              $13.50       $13.50      $12.50       $12.50      $11.50       $11.50     $10.50       $10.50

   (1) Includes Baltimore City and Anne Arundel, Baltimore, Carroll, Cecil, Harford, and Howard counties.
   (2)   Includes Montgomery and Prince Georges counties.
   (3)   Includes Calvert, Charles, and St. Marys counties.
   (4)   Includes Allegany, Frederick, Garrett and Washington counties.

   NOTES:
   The base rate for IPA PCPs is the same as the DHS partner rate.

                                      EXHIBIT D-21

                    DHS CAPITATION - CAPITATION RATE MODIFIER ("CRM")
                                (UP TO 10% OF BASE RATE)

                                   COMMERCIAL  FORMULA

                                                                         CRM
                                                                      PERCENTAGE

I.   CAPITATION PANEL SIZE
          -    > 100 members/doctor or 200 members/practice                0.5%
          -    > 300 members/doctor or 750 members/practice                1.5%
          -    > 500 members/doctor or 1,250 members/practice              2.5%
          -    > 1,000 members/doctor or 2,500 members/practice            3.5%

     DHS MEMBERSHIP GROWTH
          -    Membership growth > 10% per year (min. = 100 patients)      1.25%
          -    Membership growth > 20% per year (min. = 250 patients)      2.50%

     SCHEDULED OFFICE HOURS
          -    > 50 office hours per week                                  0.5%
          -    > 60 office hours per week                                  1.5%
          -    > 70 office hours per week                                  2.5%

     INTERNAL COVERAGE                                                     1.5%
          - Coverage of the practice by its own physicians to deliver better service and care coordination


     MAXIMUM CRM AS A % OF THE BASE RATE       =                           10.0%



                                    MEDICARE FORMULA


                                  CAPITATED PANEL SIZE

> 50 Medicare HMO Members/physician or 150 Medicare HMO Members/practice
       group                                                                2.5%
>100 Medicare HMO Members/physician or 350 Medicare HMO Members/practice
       group                                                                5.0%
>250 Medicare HMO Members/physician or 700 Medicare HMO Members/practice
       group                                                                7.5%
>400 Medicare HMO Members/physician or 1200 Medicare HMO Members/practice
       group                                                               10.0%

MAXIMUM CRM AS A % OF THE BASE RATE                                        10.0%






THE FORMULAS PROVIDED ARE SUBJECT TO CHANGE BASED UPON CHANGES IN THE MARKET AND RECOMMENDATIONS FROM PRIMARY CARE PHYSICIANS REPRESENTING EACH COUNTY.

                                       EXHIBIT E-22


                       DHS CAPITATION - FEE FOR SERVICE ADDITIONS

                             SAMPLING OF IDENTIFIED SERVICES

-    Allergy testing (not routine shots)
-    Colposcopy
-    Endometrial biopsies
-    Flex sig
-    Fracture/casting
-    Immunizations (cost of serums only)
-    Joint asperation/injection
-    Minor surgery (includes I&D)
-    Nasolaryngoscopy
-    Pulmonary function test
-    Suturing (in minor surgery?)

                                      EXHIBIT F-23

                      POINT SYSTEM FOR THE BONUS POOL DISTRIBUTION



                                                            Available
                                                            PCP
                                                            POINTS

I.   UTILIZATION
          -    Hospital                                     5.0
          -    Specialist                                   5.0
          -    Emergency room, other                        5.0

II.  PATIENT SATISFACTION/RETENTION                         2.5
          -    Based on results of annual surveys

III. CLINICAL QUALITY                                       2.5
          -    Chart reviews and outcomes

IV   "CITIZENSHIP"                                          5.0
          - Overall DHS cooperation and participation, including network loyalty

                    MAXIMUM PCP BONUS POINTS =              25.0

                                      EXHIBIT G-24


                              FLOW OF THE HEALTHCARE DOLLAR



ILLUSTRATION:


                       Employers                       Government



                                          Plan
                                                       "DHS Full Risk Contract"

                                        DHS Pays

                                                    Direct costs associated with
                                                    coordination of managed care


    Primary Care         Specialists            Hospitals    Other Healthcare
Physician                                                           Providers




                                         SAVINGS


                    Minimum of 25% to Primary Care Physicians in IPAs


                        Individual Physician Bonus (Bonus Points)


EXPLANATION:

1. DHS receives a capitated payment from the DHS HMO Plans based on a negotiated percentage of (i) the premium paid by employers to the Plan (for "Commercial Patient") and (ii) the AAPCC paid by the Health Care Financing Administration (the "Federal Government") to the Plan (for "Medicare Patients") (collectively "DHS Full Risk Contracts").

2, DHS pays all medical related claims and expenses including (i) primary care physicians capitation, (ii) specialists fees and capitation, (iii) institutional expenses to hospitals, nursing homes, skilled nursing facilities, etc. DHS retains from the SURPLUS the direct costs associated with the coordination and support of managed care, i.e. contracting, stop loss insurance, care managers, etc.

3. Through prudent utilization of hospitals, specialists and other healthcare services and the support of DHS care management, DHS is left with the SAVINGS.

     Collectively the PCPs share at least 25% of the SAVINGS (the "PCP Bonus Pool").

4. Each Individual Physician is paid a portion of the bonus pool according to the "Bonus Point System". This amount may be greater than 25% of that Physician's surplus, up to the maximum permitted by applicable healthcare regulations then in effect.

                                      EXHIBIT H-24


                                PCP COMPENSATION EXAMPLE


Assumptions:

-    1,800 Total Patients in an average practice
-    1,400 Commercial Patients
-    400 Medicare Patients
-    20% are converted to DHS Full Risk Contracts in year one
- PCP Base Capitation Rates established with Physician Representatives from Northern Virginia
-    Potential Commercial Rate = $15.00, Potential Medicare Rate = $36.00



Analysis:
                                                         280                              80
                                                DHS COMMERCIAL PATIENTS         DHS MEDICARE PATIENTS
                                               ------------------------         ---------------------

-    CRM  -> Capitation Panel Size                       .50                             2.5%
              DHS Membership Growth                     2.50
              Office Hours                               .50
              Internal Coverage                         1.50
                                                        ----
                                                        5.00%


-    PCP Commercial Capitation Rate                         PCP Medicare Capitation Rate
             $15 x 1.05 =                                             $36 x 1.025 =
             $15.75 PMPM                                              $36.90 PMPM

-    Fee for Service Additions


-    Bonus Pool Participation as determined by the "Bonus Point System"




THIS PCP COMPENSATION EXAMPLE IS FOR ILLUSTRATION PURPOSES ONLY. THE COMMERCIAL AND MEDICARE CAPITATION RATES ARE REPRESENTATIVE OF THE RATES IN EFFECT FOR OTHER MARKETS. AS CONTEMPLATED BY THE AGREEMENT, THE RATES FOR YOUR COUNTY WILL BE ESTABLISHED IN COOPERATION WITH PHYSICIAN REPRESENTATIVES FROM YOUR COUNTY.